UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

                       Mediaco Holding Inc.
(Name of Issuer)

                       Class A Common Stock
(Title of Class of Securities)

                       58450D104
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                       December 17, 2021
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 16,223,801 (See Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,223,801 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,223,801 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 84.9%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 16,223,801 (See Item 5)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 16,223,801 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,223,801 (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 84.9%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 9 TO SCHEDULE 13D

This Amendment No. 9 to Schedule 13D (the “Amendment”) relates to Class A Common Stock (“Class A Common Stock”) of Mediaco Holding Inc., an Indiana corporation (the “Issuer” or the “Company”).  This Amendment is being filed to amend the Schedule 13D that was originally filed on January 28, 2020, as amended on February 5, 2020, March 30, 2020, April 24, 2020, May 22, 2020, September 2, 2020, September 23, 2020, May 21, 2021 and November 29, 2021 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings indicated to them in the Schedule 13D.

This Amendment is being filed to amend Items 4 and 5 of the Schedule 13D.

Item 4. Purpose of Transaction

On December 17, 2021, the Reporting Persons adopted a Rule 10b5-1 transaction plan (the “Plan”), relating to the purchase of shares of Class A Common Stock with a total value of $2 million (net of commission). The Plan was established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and during an “open window” period as permitted by the Company’s insider trading policy. The Plan establishes predetermined trading parameters that do not permit the Reporting Persons to exercise subsequent influence over how, when or whether to effect any transactions under the Plan. The Plan commenced on December 21, 2021 and will continue until the shares specified in the Plan have been purchased or the Plan is terminated by the Reporting Persons.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment. The Reporting Persons continue to reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.

Item 5.  Interest in Securities of the Issuer

Items 5 is hereby supplemented as set forth below.

(a) and (b) See Items 7-13 of the cover pages and Item 2 above.

(c) The Reporting Persons did not effect any transactions in shares of the Issuer’s Class A Common Stock during the sixty day period prior to the filing of this Schedule 13D, except as follows:

Security	Transaction	Date	No. Shares	Sale Price Per Share
Class A Common Stock	Open Market Purchase*	12/21/2021	26,977	$4.2053

* Shares purchased pursuant to a plan adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

After giving effect to the transaction reported above, the Reporting Persons beneficially own 211,178 shares of the Company’s Class A Common Stock and, as previously reported, also beneficially own 5,413,197 shares of the Company’s Class B Common Stock, which is convertible into Class A Common Stock on a one-for-one basis.

As previously disclosed, the Reporting Persons beneficially own 220,000 shares of Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”), each share of which is convertible into such number of shares of Class A Common Stock as is determined by dividing: (i) the purchase price of the Series A Preferred Stock plus any accrued dividends by (ii) the average volume-weighted average prices of the Class A Common Stock for the last 30 days prior to the date of determination (the “30-Day VWAP”), determined as of the fifth business day after the date on which notice of conversion is given.  As of December 20, 2021, the shares of Series A Preferred beneficially owned by the Reporting Persons would have been convertible into 5,197,519 shares of Class A Common Stock under the formula described above.

As previously disclosed, the Reporting Persons also hold two secured convertible promissory notes of the Company (the “Second Amended and Restated Promissory Note” and the “2021 Note”).  All or a portion of the outstanding principal and any accrued interest under each such note is convertible, at the option of the Reporting Persons, into shares of Class A common Stock at a conversion price equal to the 30-Day VWAP, determined as of the fifth business days after the date on which the notice of conversion is given; provided, in the case of the 2021 Note, that the conversion price shall not be less than $0.50 per share.  As of December 20, 2021, the amounts of principal and accrued interest under the Second Amended and Restated Promissory Note and the 2021 Note were approximately $23.7 million and $4.2 million, respectively.  As of such date, the Second Amended and Restated Promissory Note and the 2021 Note were convertible into 4,581,092 and 820,815 shares of Class A Common Stock, respectively.

The percentages reported herein are based on a statement in the Company’s Quarterly Report for the quarter ended September 30, 2021, as filed with the Securities and Exchange Commission on November 12, 2021, that, as of November 8, 2021, there were 3,085,909 shares of the Issuer’s Common Stock outstanding.

(d) Not applicable.

(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:	December 21, 2021
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim